UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41974

Intelligent Group Limited

Unit 1203C, Level 12, Admiralty Centre,
Tower 1, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Intelligent Group Limited (the “Company”) (Nasdaq: INTJ) today announced that it entered into a Securities Purchase Agreement (“SPA”) with certain individuals and entities named therein (each an “Investor,” and collectively, the “Investors”) on June 17, 2025, pursuant to which the Investors agreed to subscribe, and the Company agreed to issue and sell an aggregate of 15,000,000 Class A ordinary shares, each with a par value of US$0.00001, (the “PIPE Shares”) through a private investment in public equity (“PIPE”), at a price of US$0.2615 per Class A Ordinary Share. Concurrently with the signing of the SPA, the Company also entered into a Registration Rights Agreement (“RRA”) with the Investors, pursuant to which the Company agrees to provide certain registration rights with respect to the PIPE Shares. The closing of the PIPE is subject to the satisfaction of certain customary closing conditions as stipulated in the SPA.

We have issued a press release regarding the PIPE, which is furnished herewith as Exhibit 99.1 to this report on Form 6-K. The form of each of the SPA and the RRA are filed herewith as Exhibit 99.2 and Exhibit 99.3, respectively, to this report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELLIGENT GROUP LIMITED

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Director, Chief Executive Officer, and Chairlady of the Board

Date: June 17, 2025

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release issued on June 17, 2025, regarding the Entry into a Securities Purchase Agreement and a Registration Rights Agreement with PIPE Investors

99.2	Form of Securities Purchase Agreement

99.3	Form of Registration Rights Agreement

3